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                                                                      EXHIBIT 41

                                                                 [INTEROIL LOGO]

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S.SECURITIES LAW.

                     INTEROIL ANNOUNCES PROPOSED OFFERING OF
                               SUBORDINATED NOTES

         JULY 28, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that it intends to issue approximately US$14.5 million of subordinated notes due 2008 that are being offered by way of a private placement. The notes will carry a coupon rate of 5.00 percent per annum. In the first 2 years, the company may pay the interest due on the notes by issuing additional common shares. Including the notes issuable as interest on the originally issued notes, these notes will be convertible into 1,085,840 common shares of the company at US$14.74 per common share. The company intends to register the resale of these notes in the United States. The net proceeds of the offering will be used to fund a portion of the company's exploration projects in Papua New Guinea and for general corporate purposes.

         This announcement shall not constitute an offer to sell nor a solicitation of an offer to buy any of the notes. The notes may not be offered or sold in the United States absent registration or an exemption from registration.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

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NORTH AMERICA                                                                                AUSTRALASIA
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
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
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
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600
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